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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPENTABLE, INC.
(Name of Subject Company)

RHOMBUS, INC.
(Offeror)

THE PRICELINE GROUP INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

68372A104
(Cusip Number of Class of Securities)

Peter Millones
Executive Vice President, General Counsel and Corporate Secretary
The Priceline Group, Inc.
800 Connecticut Avenue
Norwalk, Connecticut 06854-1625
(203) 299-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Keith A. Pagnani, Esq.
Brian E. Hamilton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,687,526,573	$346,153.42

*
Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by OpenTable, Inc. ("OpenTable") in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $103.00, the tender offer price, by (b) the sum of (i) 23,677,982, the number of issued and outstanding shares of OpenTable common stock, (ii) 1,918,027, the number of shares of OpenTable common stock subject to issuance pursuant to options to purchase shares of OpenTable common stock and (iii) 496,482, the number of shares of OpenTable common stock subject to issuance pursuant to OpenTable restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of June 19, 2014, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.000128800.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO is filed by The Priceline Group Inc., a Delaware corporation ("Priceline"), and Rhombus, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Priceline. This Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.0001 per share (the "Shares"), of OpenTable, Inc., a Delaware corporation ("OpenTable"), that are issued and outstanding at a price of $103.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2014 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Items 1 through 9; Item 11.

        All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

        See Exhibit Index.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

2

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2014

THE PRICELINE GROUP INC.
By:	/s/ GLENN D. FOGEL
Name: Glenn D. Fogel Title: Executive Vice President
RHOMBUS, INC.
By:	/s/ GLENN D. FOGEL
Name: Glenn D. Fogel Title: President

3

 EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated June 25, 2014.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement as published in the New York Times on June 25, 2014.
(a)(5)(i)
Joint Press Release issued by Priceline and OpenTable, dated June 13, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Priceline with the Securities and Exchange Commission on June 13, 2014).
(a)(5)(ii)
Email from Darren Huston to employees of Priceline, dated June 13, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Priceline with the Securities and Exchange Commission on June 13, 2014).
(a)(5)(iii)
Transcript of Conference Call held by Priceline on June 13, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Priceline with the Securities and Exchange Commission on June 16, 2014).
(a)(5)(iv)
Email from Darren Huston to OpenTable employees, dated June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Priceline with the Securities and Exchange Commission on June 16, 2014).
(b)(1)
Credit Agreement, dated as of October 28, 2011, among Priceline, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, RBS Citizens, N.A., as Documentation Agent, and Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Syndication Agents (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2011 filed by Priceline with the Securities and Exchange Commission on November 7, 2011).
(d)(1)
Agreement and Plan of Merger, dated as of June 12, 2014, by and among OpenTable, Priceline and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Priceline with the Securities and Exchange Commission on June 13, 2014).
(d)(2)	Confidentiality Agreement, dated April 23, 2014, between Priceline and OpenTable.
(d)(3)
Form of Tender Support Agreement, dated June 12, 2014, by and among Priceline, Purchaser and the individual set forth on Schedule A thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by OpenTable with the Securities and Exchange Commission on June 13, 2014).
(g)	Not applicable.
(h)	Not applicable.

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  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX